17009979

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 0 3 2017
Washington DC
416

| SEC FILE NUMBER |
|---|
| 8-69106 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HedgeMark Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 44th Floor
(No and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd L.Cromwell (212) 888-1300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Todd L. Cromwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HedgeMark Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO - FINOP

Title

Brian R. Forman

Notary Public

BRIAN FORMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 02FO6318258
Qualified in Nassau County
My Commission Expires January 26, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HedgeMark Securities, LLC
**(A Wholly-Owned Subsidiary of HedgeMark International, LLC)**
## Table of Contents
## December 31, 2016

**Page(s)**

# HEDGEMARK SECURITIES, LLC

(A Wholly-Owned Subsidiary of HedgeMark International, LLC)
(SEC ID No. 8-69106)

Financial Statements and Supplementary Schedules
December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

The Member of
HedgeMark Securities, LLC:

We have audited the accompanying statement of financial condition of HedgeMark Securities, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HedgeMark Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 28, 2017

# HedgeMark Securities, LLC
**(A Wholly-Owned Subsidiary of HedgeMark International, LLC)**
## Statement of Financial Condition
## December 31, 2016

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 144,544 |
| Due from affiliates (note 3) | | 2,688 |
| Prepaid expenses and other assets | | 17,864 |
| Total assets | $ | 165,096 |
| **Liabilities and Member's Equity** | | |
| Liabilities: | | |
| Due to affiliates (note 3) | $ | 48,710 |
| Accounts payable, accrued expenses and other liabilities | | 8,658 |
| Total liabilities | $ | 57,368 |
| Member's Equity | | |
| Paid-in-capital - HedgeMark International, LLC | $ | 772,599 |
| Accumulated deficit | | (664,871) |
| Total member's equity | | 107,728 |
| Total liabilities and member's equity | $ | 165,096 |

See accompanying notes to financial statements.

# HedgeMark Securities, LLC
**(A Wholly-Owned Subsidiary of HedgeMark International, LLC)**
## Statement of Operations
## For the year ended December 31, 2016

| | | |
|---|---|---|
| Revenues: | | |
| Marketing fees | $ | 68,032 |
| Money market income | | 185 |
| Total revenues | $ | 68,217 |
| Expenses: | | |
| Compensation and benefits | $ | 410,400 |
| Professional fees | | 113,405 |
| Regulatory | | 40,980 |
| Information technology | | 5,275 |
| General and administrative | | 4,670 |
| Occupancy | | 3,000 |
| Total expenses | $ | 577,730 |
| Net loss | $ | (509,513) |

See accompanying notes to financial statements.

# HedgeMark Securities, LLC
**(A Wholly-Owned Subsidiary of HedgeMark International, LLC)**
## Statement of Changes in Member's Equity
## For the year ended December 31, 2016

| | Paid-in-Capital | Retained Earnings | Total member's equity |
|---|---|---|---|
| Balance, January 1, 2016 | $ 222,599 | $ (155,358) | $ 67,241 |
| Contributions | 550,000 | - | 550,000 |
| Net loss | - | (509,513) | (509,513) |
| Balance, December 31, 2016 | $ 772,599 | $ (664,871) | $ 107,728 |

See accompanying notes to financial statements.

# HedgeMark Securities, LLC
**(A Wholly-Owned Subsidiary of HedgeMark International, LLC)**
**Statement of Cash Flows**
**For the year ended December 31, 2016**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (509,513) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| (Increase) decrease in assets: | | |
| Due from affiliates | | 4,270 |
| Prepaid expenses and other assets | | (12,185) |
| Increase (decrease) in liabilities: | | |
| Accounts payable, accrued expenses and other liabilities | | (21,466) |
| Due to affiliates | | 41,718 |
| Net cash used in operating activities | $ | (497,176) |
| Cash flows from financing activities: | | |
| Capital contributions | | 550,000 |
| Net increase in cash | | 52,824 |
| Cash and cash equivalents, beginning of year | | 91,720 |
| Cash and cash equivalents, end of year | $ | 144,544 |

See accompanying notes to financial statements.

## 1. Organization and Business

HedgeMark Securities, LLC (the Company), a wholly owned subsidiary of HedgeMark International, LLC ("HMI"), was licensed as a limited-purpose broker-dealer on January 2, 2013. The Company is registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is approved for the private placement of hedge fund securities. The Company is an indirect, wholly owned subsidiary of The Bank of New York Mellon ("BNY Mellon"). The Company does not trade in or execute transactions in securities, nor does it take custody of or receive customer funds or securities.

## 2. Significant Accounting Policies

### *(a) Use of Estimates*

The accompanying financial statements were prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

### *(b) Cash and Cash Equivalents*

Cash and cash equivalents include a demand deposit account and money market funds that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These cash equivalents generally have a maturity of three months or less at acquisition and are held for the purpose of meeting short-term cash commitments rather than for investing. At December 31, 2016, the Company had $105,186 in money market funds and $39,358 in a BNY Mellon subsidiary demand deposit account.

### *(c) Accrued expenses and other liabilities*

Expenses are recorded on the accrual basis as incurred.

### *(d) Marketing Fees*

Pursuant to an Expense and Revenue Sharing Agreement, HMI, directly or through HedgeMark Advisors, LLC ("HMA") compensated the Company for its distribution of funds monitored by HMA at a rate equal to the Company's cost plus 3%. This Agreement was terminated on January 1, 2016 and replaced by an Expense Sharing Agreement effective January 1, 2016. Notwithstanding the termination of the Expense and Revenue Sharing Agreement, the parties agreed that HMI's obligation under the terminated agreement to compensate HMS at a rate equal to the Company's cost plus 3% remained in effect up to, but not including, March 1, 2016. Marketing fees were earned monthly and recognized as such. The Company only earned marketing fees under this cost-plus contract in January and February 2016.

### *(e) Income Taxes*

The Company is a limited liability company that is treated as a disregarded entity for U.S. tax purposes and as such is not subject to Federal or state income taxes. The Company is not subject to, and does not intend to enter into, a tax sharing agreement. Additionally, the Company has not paid or received any tax reimbursements, nor does it intend to pay or receive such reimbursements in the future. The income and expenses of the Company are included in the income tax returns filed by the

## 2. Significant Accounting Policies (cont'd)

*(e) Income Taxes (cont'd)*

Company's ultimate parent, BNY Mellon. As a result, no provision for federal or state income tax is included in the accompanying financial statements.

*(f) Contingencies*

The Company accrues for estimated costs, including, if applicable, legal costs, when it is probable that a loss has been incurred and the costs can be reasonably estimated. The status of contingencies is reviewed periodically and accruals, if any, are adjusted to reflect the impact of current developments.

## 3. Related Party Activities

As indicated in Note 2(d), the Company provided marketing services to indirect subsidiaries of BNY Mellon under a cost plus 3% Expense and Revenue Sharing Arrangement that was entered into on February 1, 2014 and terminated on January 1, 2016. The cost plus 3% provision of the Agreement remained in effect up to, but not including, March 1, 2016. This income is recognized as revenue and is reflected as *Marketing Fees* in the Statement of Operations. Subsequent to February 28, 2016, the Company discontinued this process in accordance with the new Expense Sharing Agreement discussed below. At December 31, 2016, no amounts are due to the Company under this contract.

On January 1, 2016, the Company entered into an Expense Sharing Agreement with HMI to provide staff and other administrative services to HMS at a rate of $36,275 monthly. The amount due to HMI under this contract at December 31, 2016 is $36,275.

An affiliated company, Pershing LLC made a deposit on behalf of the Company into its FINRA central registration depository account to cover registration fees. The amount due to Pershing LLC at December 31, 2016 is $7,615 and was reimbursed in January 2017.

The Company entered into an agreement with BNY Mellon in 2016 to provide legal and accounting services as well as the use of technological systems and infrastructure. The balance due to BNY Mellon under this contract at December 31, 2016 is $4,820.

BNY Mellon pays expenses on behalf of the Company and is subsequently reimbursed. BNY Mellon did not remit payments to a vendor timely yet received reimbursement from the Company. Consequently, the Company has a receivable from BNY Mellon amounting to $2,425 at December 31, 2016. The Company also had a miscellaneous receivable of $263 from an affiliate due to a payment made on the affiliate's behalf.

HMI made a capital contribution during fiscal 2016 totaling $550,000. The proceeds were used to fund the Company's operations.

## 4. Net Capital Requirements

Pursuant to its Membership Agreement with the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio

## 4. Net Capital Requirements (cont'd)

of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016, the Company has net capital of $45,714.

## 5. Accounting for Uncertainty in Income Taxes

The authoritative guidance on accounting for and disclosure of uncertainty in tax positions requires the Company to determine whether a tax position is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax amount recognized in the financial statements is the largest amount that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority.

As of December 31, 2016, the Company determined there are no material uncertain tax positions. HMS has no tax filings pending with any state or local tax authorities as it is a disregarded entity for tax purposes. As a result, no income tax liability has been recorded for the year ended December 31, 2016.

## 6. Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments to the financial statements resulting from subsequent events through February 28, 2017, the date the financial statements are available to be issued. In January 2017, HMI made a capital contribution of $480,000 to fund the Company's 2017 expected operational costs. There are no other subsequent events that necessitated disclosures and/or adjustments to the financial statements.

**Schedule I**
**HedgeMark Securities, LLC**
**(A Wholly Owned Subsidiary of HedgeMark International, LLC)**
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

| | | December 31, 2016 |
|---|---|---|
| **Total aggregate indebtedness** | $ | 57,368 |
| Net capital | | |
| Paid-in-Capital | $ | 772,599 |
| Retained earnings | | (664,871) |
| **Total capital** | $ | 107,728 |
| | | |
| Deductions: | | |
| Nonallowable assets: | | |
| Cash - affiliated bank account | $ | 39,358 |
| Due from affiliate | | 2,688 |
| Money market account | | 2,104 |
| Other assets | | 17,864 |
| **Total nonallowable assets** | $ | 62,014 |
| | | |
| Other deductions and/or charges | | - |
| **Net capital** | $ | 45,714 |
| | | |
| Computation of basic net capital requirement | | |
| Minimum net capital required | $ | 3,825 |
| Minimum dollar net capital requirement of reporting broker-dealer | $ | 5,000 |
| Net capital required | $ | 5,000 |
| Excess net capital | $ | 40,714 |
| Ratio of aggregate indebtedness to net capital | | 1.25 |

No material differences exist between the above computation and the computation included in the Company's unaudited December 31, 2016 FOCUS report filed on January 24, 2017.

**Schedule II**
**HedgeMark Securities, LLC**
**(A Wholly Owned Subsidiary of HedgeMark International, LLC)**
Computation for Determination of Reserve Requirements under Rule
15c3-3 of the Securities and Exchange Commission

HedgeMark Securities, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that its activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

**HedgeMark Securities, LLC**

Exemption Report

**HedgeMark Securities, LLC** (the."Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year.

**HedgeMark Securities, LLC**

I, Todd Cromwell, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:** Todd L. Cromwell
Todd L. Cromwell, FINOP

**Date:** February 28, 2017

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm**

The Member of
HedgeMark Securities, LLC:

We have reviewed management's statements, included in the accompanying HedgeMark Securities, LLC Exemption Report (the Exemption Report), in which (1) HedgeMark Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 28, 2017